AMENDMENT

06051086

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVE. STE 1580
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS ROAD STE 200 (Address) FT. LAUDERDALE (City) FL (State) 33309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfonso Osorio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venecredit Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Najib Nicolas
My Commission DD304131
Expires March 25, 2008

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enclosed you will find amended copy of page 10 of Venecredit Securities' June 30, 2006 financial statements.

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
June 30, 2006 and 2005

	2006	2005
Total stockholder's equity	$ 1,311,986	$ 1,214,870
Deductions and/or charges		
Net office furniture and equipment	12,369	19,505
Other nonallowable assets	84,498	93,016
	96,867	112,521
Net capital before haircuts on securities	1,215,119	1,102,349
Haircuts on securities	--	(631)
Net capital	$ 1,215,119	$ 1,101,718
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$ --	$ 492
Accrued commissions	72,890	57,302
Accrued expenses and other liabilities	42,856	15,687
Total aggregate indebtedness	$ 115,746	$ 73,481
Aggregate indebtedness to net capital	9.53%	6.67%
Computation of basic net capital requirement		
Minimum net capital required	$ 100,000	$ 5,000
Net capital	1,215,119	1,101,718
Excess net capital	$ 1,115,119	$ 1,096,718

There were no material differences between the amounts presented above and the amounts presented in the Company's June 30, 2006, unaudited FOCUS Part IIA filings.

END